EXHIBIT 99.1

Osisko Closes US$250,170,000 Bought Deal Financing

MONTREAL, March 31, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) is pleased to announce that it has closed its previously announced bought deal public offering of 18,600,000 common shares of the Company ("Common Shares") at a price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds of US$250,170,000 (the "Offering"). The Company has also granted the underwriters an over-allotment option, exercisable in whole or in part in the sole discretion of the underwriters at any time up to 30 days from and including March 31, 2022, to purchase up to an additional 2,790,000 Common Shares, at the Offering Price, to cover over-allocations.

The Common Shares were sold pursuant to an underwriting agreement dated March 18, 2022, among the Company, Eight Capital and RBC Capital Markets, together with BMO Nesbitt Burns Inc., National Bank Financial Inc., Canaccord Genuity Corp., CIBC World Markets Inc., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc., iA Private Wealth Inc., TD Securities Inc., Desjardins Securities Inc., Cormark Securities Inc., Haywood Securities Inc., Paradigm Capital Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc., and PI Financial Corp.

Osisko plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

The Common Shares issued under the Offering were offered by way of a short form prospectus in all of the provinces of Canada and a registration statement on Form F-10 in the United States under the multi-jurisdictional disclosure system adopted by the United States and Canada. Copies of the final short form prospectus and documents incorporated therein are available electronically under Osisko's issuer profile on SEDAR at www.sedar.com. A copy of the registration statement on Form F-10, including the documents incorporated by reference therein, can be found on EDGAR at www.sec.gov.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, including the use of proceeds of the Offering, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko (the "AIF") which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact Osisko:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105

Email: htaylor@osiskogr.com